13014305

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 5727

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-12 (MM/DD/YY) AND ENDING 12-31-12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Planned Financial Programs, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

734 Walt Whitman Road
(No. and Street)

Melville, (City) New York (State) 11747 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Brody 631-423-8800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kass & Jaffe, P.C.
(Name – *if individual, state last, first, middle name*)

1025 Westchester Avenue (Address) White Plains (City) NY (State) 10604 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 7 2013
05 REGISTRATIONS BRANCH

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Brody, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Planned Financial Programs, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VICE PRESIDENT

Title

Notary Public

COLLEEN KOVACS
Notary Public, State of New York
No. 01KO5036849, Suffolk County
Commission Expires Dec. 12, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PLANNED FINANCIAL PROGRAMS, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2012

KASS & JAFFE, PC
CERTIFIED PUBLIC ACCOUNTANTS

PLANNED FINANCIAL PROGRAMS, INC.

DECEMBER 31, 2012

TABLE OF CONTENTS

KASS & JAFFE, PC
CERTIFIED PUBLIC ACCOUNTANTS

1025 WESTCHESTER AVENUE
WHITE PLAINS, NY 10604

TELEPHONE: 914-948-7800
FAX: 914-948-7877

INDEPENDENT AUDITORS' REPORT

Planned Financial Programs, Inc.
734 Walt Whitman Road
Melville, New York 11747

We have audited the accompanying balance sheet of Planned Financial Programs, Inc., as of December 31, 2012 and the related statements of income and retained earnings, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Planned Financial Programs, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles in the United States of America.

Kass & Jaffe, P.C.

February 21, 2013
White Plains, New York

PLANNED FINANCIAL PROGRAMS, INC.

BALANCE SHEET
DECEMBER 31, 2012

ASSETS

CURRENT ASSETS	
Cash and equivalents	$ 21,740
Commissions receivable	38,906
Pre-Paid Rent	1,795
Total Current Assets	62,441
PROPERTY AND EQUIPMENT, net of accumulated depreciation $1,672	0
TOTAL ASSETS	$ 62,441

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Accrued expenses	$ 5,159
STOCKHOLDER'S EQUITY	
Capital stock (no par value, 200 shares authorized, 100 shares issued and outstanding)	5,000
Retained earnings	52,282
TOTAL STOCKHOLDER'S EQUITY	57,282
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 62,441

See accompanying notes and independent auditors' report.

PLANNED FINANCIAL PROGRAMS, INC.

STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2012

INCOME	
Commissions	$ 299,676
Less - commission expenses	30,584
TOTAL INCOME	269,092
OPERATING EXPENSES	
Officers' salaries	143,949
Other salary	47,972
Payroll taxes and benefits	20,687
Rent	21,540
Professional fees	10,625
Postage and office	4,576
Telephone and utilities	4,557
Subscriptions and dues	3,830
Insurance	1,277
Computer expenses	2,300
Miscellaneous	1,337
TOTAL OPERATING EXPENSES	262,650
INCOME (LOSS) FROM OPERATIONS	6,442
OTHER INCOME (EXPENSES)	
Dividends and interest	17
INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES	6,459
PROVISIONS FOR INCOME TAXES	
State Income Taxes	(175)
NET (LOSS) INCOME	6,284
RETAINED EARNINGS - Beginning	45,998
LESS DISTRIBUTIONS	(0)
RETAINED EARNINGS - Ending	$ 52,282

See accompanying notes and independent auditors' report.

PLANNED FINANCIAL PROGRAMS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2012

Stockholder's equity - December 31, 2011	$ 45,998
Net income - Year ended December 31, 2012	6,284
Distributions	(0)
STOCKHOLDER'S EQUITY - DECEMBER 31, 2012	$ 52,282

See accompanying notes and independent auditors' report.

PLANNED FINANCIAL PROGRAMS, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income (loss)	$ 6,284
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided (Used) by Operating Activities:	
(Increase) decrease in commission receivable	(15)
(Increase) decrease in other assets	(1,795)
Increase (decrease) in accrued expenses	200
TOTAL ADJUSTMENTS TO NET INCOME	(1,610)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	4,674
NET INCREASE IN CASH AND CASH EQUIVALENTS	4,674
CASH AND EQUIVALENTS – BEGINNING	17,066
CASH AND EQUIVALENTS – ENDING	$ 21,740

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the period for:	
Taxes	$ 175

See accompanying notes and independent auditors' report.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of Business

Planned Financial Programs, Inc. was incorporated in August of 1991. The Company's primary source of income is from commissions on the sale of mutual funds and variable annuities.

Use of Estimates

The Company prepares their financial statements using generally accepted accounting principles (GAAP), which require management to make estimates and assumptions that affect reported amounts and disclosures. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid investments that are readily convertible to known amounts of cash and are so near to their maturity that they present an insignificant risk of changes in value because of changes in interest rates to be cash equivalents.

Property and Equipment

Property and equipment are stated on the balance sheets at cost and do not purport to represent replacement or realizable values. Routine maintenance and repairs and minor replacement costs are charged to expense as incurred while expenditures that extend the life of these assets are capitalized. Depreciation is provided on both straight-line and accelerated methods over the estimated useful lives of these assets. Property and equipment are detailed in Note 2.

Income Taxes

The Company has elected to file its corporate income tax returns under the appropriate "S" Corporation provision of the Federal and State laws and, therefore, incurs no Federal income tax and only minimal State Franchise tax on its taxable income. Instead the shareholders are liable for individual taxes on their respective shares of the Company's taxable income.

PLANNED FINANCIAL PROGRAMS, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

Basis of Accounting

The financial statements of the Partnership are prepared on the accrual basis of accounting and in accordance with generally accepted accounting principles in the United States of America ("GAAP"). GAAP utilizes the accrual basis of accounting whereby revenues are recognized as earned and expenses are recognized as obligated are incurred.

Concentrations

The Company received approximately 73% of its commissions from four brokerage firms.

Allowance for Doubtful Receivables

The Company has no allowance for commissions' receivable. It considers commissions receivable to be fully collectible within one year.

NOTE 2 – PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2012 consist of the following:

Computer Equipment	$ 1,672
Less: Accumulated Depreciation	(1,672)
Net	$ 0

NOTE 3 – SECURITY EXCHANGE ACT RULE 15c3-3

The Company does not receive, acquire or hold funds or securities for the accounts on behalf of its "customers." Based on this rule, the Company is exempt from reserve requirements.

NOTE 4 – SECURITY EXCHANGE ACT RULE 17(d)(4)

The Supplemental Schedule for the Computation of Net Capital is in agreement with the year end FOCUS report filed by the Company and therefore there are no differences to reconcile on the report.

KASS & JAFFE, PC
CERTIFIED PUBLIC ACCOUNTANTS

1025 WESTCHESTER AVENUE
WHITE PLAINS, NY 10604

TELEPHONE: 914-948-7800
FAX: 914-948-7877

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION

Planned Financial Programs, Inc.
734 Walt Whitman Road
Melville, New York 11747

Our report on our audit of the basic financial statements of Planned Financial Programs, Inc. for 2012 appears on page 1. That audit was made for purposes of forming an opinion on the basic financial statements taken as a whole. The computation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kass & Jaffe, P.C.

White Plains, New York
February 21, 2013

PLANNED FINANCIAL PROGRAMS, INC.

COMPUTATION OF NET CAPITAL
AS OF DECEMBER 31, 2012

Cash in banks			$ 21,740
Sundry assets			40,701
Total Assets			62,441
Less - non-allowable assets			(34,644)
Net Allowable Assets			27,797
Less – current liabilities			(5,159)
Net capital before haircuts on securities			22,638
Haircuts			
Other securities			-0-
Undue concentration			-0-
Net Capital			22,638
Statutory net capital requirement		$ 5,000	
Aggregate indebtedness	$39,803		
Aggregate indebtedness net capital requirements		$ 2,654	
Higher of net capital requirements			(5,000)
Excess net capital			$ 17,638

See accompanying notes and independent auditors' report on supplemental information.

Kass & Jaffe, PC
CERTIFIED PUBLIC ACCOUNTANTS

1025 WESTCHESTER AVENUE
WHITE PLAINS, NY 10604

TELEPHONE: 914-948-7800
FAX: 914-948-7877

February 21, 2013

Securities and Exchange Commission
Registration Branch
Mail Stop 8031
100 F Street, N.E.
Washington, D.C. 20549

Securities and Exchange Commission
3 World Financial Center, Suite 400
New York, New York 10281-1022

FINRA
9509 Key West Avenue - 5rd Floor
Rockville, Maryland 20850

We have examined the financial statement of Planned Financial Programs, Inc., for the year ended December 31, 2012 and have issued our report thereon dated February 21, 2013. As a part of our examination, we made a study and evaluation of the Company's system of internal controls to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards in the United States of America and Rule 17a-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures for safeguarding securities, and the practices and procedures followed by the Company in making periodic computation of aggregate indebtedness and net capital under Rule 17a-3 (a)(11) and the reserve required by Rule 15c3-(e).

In our opinion, there are no material inadequacies in the internal control of Planned Financial Programs, Inc. as of December 31, 2012.

Very truly yours,

Kass & Jaffe, P.C.

KASS & JAFFE, P.C.
Certified Public Accountants
White Plains, New York

KASS & JAFFE, PC
CERTIFIED PUBLIC ACCOUNTANTS

1025 WESTCHESTER AVENUE
WHITE PLAINS, NY 10604

TELEPHONE: 914-948-7800
FAX: 914-948-7877

Planned Financial Programs, Inc.
734 Walt Whitman Road
Melville, New York 11747

We have examined the answers to the financial questionnaire to be filed with the Securities and Exchange Commission, Form X-17A-5 by Planned Financial Programs, Inc. as of December 31, 2012. Our examination was made in accordance with generally accepted auditing standards in the United States of America and, accordingly, included a review of the internal accounting control and of safeguarding customers' securities, and such other tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the accompanying answers to the financial questionnaire present fairly the financial position of Planned Financial Programs, Inc. at December 31, 2012 in conformity with generally accepted accounting principles in the United States of America applied on basis consistent with that of the preceding year.

Kass & Jaffe, P.C.

February 21, 2013
White Plains, New York